FOR IMMEDIATE RELEASE

CPI AEROSTRUCTURES ANNOUNCES 2009 FOURTH QUARTER AND YEAR-END RESULTS

Net Income Increased 52% on 23% Increase in Revenue

Reaffirms Long-Term Outlook and its 2010 and 2011 Guidance

Edgewood, NY – March 23, 2010 – CPI Aerostructures, Inc. (“CPI Aero®”) (NYSE Amex: CVU) today announced results for the 2009 fourth quarter and year ended December 31, 2009.

Fourth Quarter 2009 vs. 2008
•	Revenue increased 38% to a record of $ 12,729,858 from $9,235,576;
•	Gross margin was 30% compared to 27% in last year’s fourth quarter;
•	Pre-tax income increased 71% to $2,240,661, compared to $1,311,715; and,
•	Net income was $1,559,661, or $0.25 per diluted share, compared to $908,715, or $0.15 per diluted share.

Full Year 2009 vs. 2008
•	Revenue increased 23% to $43,906,825 from $35,588,831;
•	Gross margin was 26% as compared to 24%;
•	Pre-tax income increased 52% to $5,861,007 as compared to $3,853,613;
•	Net income increased 52% to $3,946,007 or $0.64 per diluted share, compared to $2,590,613 or $0.42 per diluted share;
•	New orders were $23.4 million compared to $55.4 million; and,
•	Unawarded solicitations totaled a maximum realizable value of approximately $270 million.

Edward J. Fred, CPI Aero’s President & CEO, stated, “2009 was the best revenue year in CPI Aero’s history. The increase in revenue is primarily the result of work performed on our three major subcontract awards of 2008.  Specifically, the Gulfstream G650 program, Boeing A-10 program and Northrop Grumman E-2D program accounted for 21.4%, 17.7% and 6.3% of our 2009 revenue, respectively.  The improvement in gross margin coupled with a significant reduction in selling, general and administrative expense as a percent of revenue, enabled us to achieve a 52% improvement in net income on a 23% revenue gain.”

He continued, “We generated $675,000 in operating cash flow during the year ended December 31, 2009.  As of December 31, 2009, we had approximately $2.2 million in cash on our balance sheet.”

He added, “As previously reported, our 2009 new contract awards approximated $23.4 million.  Of this amount, approximately $10.6 million, $6.9 million and $5.8 million were government prime contract awards, government subcontract awards and commercial subcontract awards, respectively.  Although this total was well below contract awards for 2008, orders in the fourth quarter of 2009 were significantly higher compared to the previous quarters of the year.  From the start of the year through March 15, 2010 we have received a total of $3.6 million in new contracts, compared to $2.5 million in the same period last year.  We look forward to additional new orders from existing contracts as well as from the unawarded solicitations of approximately $270 million that we have bid on as of March 15, 2010.”

He continued,  “While we welcome new contracts directly from the government, we are not solely reliant on them.  By focusing our marketing efforts on subcontracting work, we believe that CPI Aero is positioned to benefit from additional business opportunities with existing customers as well as business opportunities with new primes. In addition, we have expanded our business base beyond fixed wing military programs and have found opportunities with helicopter and business/private jet makers.  The long-term multi-million dollar contracts we received in 2008 and the shift toward subcontracting work for the world’s aviation, aerospace and defense leaders have transformed CPI Aero into a widely respected manufacturer of structural assemblies for the global aerospace and defense industry.”

Affirms Long-Term Outlook and its 2010 & 2011 Guidance
Mr. Fred concluded, “As previously announced, based on the visibility we currently have, we project that 2010 revenue will be in the range of $48 million to $51 million, with resulting net income in the range of $4.3 million to $4.8 million.  It is our expectation that our three major long-term production programs (A-10, E-2D and G650) will be in full scale production and producing consistent significant revenue during 2011, and we therefore project that 2011 revenue will be in the range of $78 million to $81 million, with resulting net income in the range of $8.9 million to $9.5 million.  Additionally, using 2008 as the baseline, our 2011 guidance affirms our expectations for a three-year compound annual growth rate for revenue in the range of 30% to 35%, with a resulting compound annual growth rate for net income in the range of 50% to 60%.”

Conference Call
CPI Aero’s President and CEO, Edward J. Fred, and CFO, Vincent Palazzolo, will host a conference call today, Tuesday, March 23, 2010 at 11:00 am ET to discuss fourth quarter results as well as recent corporate developments.  After opening remarks, there will be a question and answer period.  Interested parties may participate in the call by dialing 706-679-3079.  Please call in 10 minutes before the scheduled time and ask for the CPI Aero call.  The conference call will also be broadcast live over the Internet.  To listen to the live call, please go to www.cpiaero.com and click on the “Investor Relations” section, then click on “Event Calendar”.  Please access the website 15 minutes prior to the call to download and install any necessary audio software.  The conference call will be archived and can be accessed for approximately 90 days.  We suggest listeners use Microsoft Explorer as their browser.

About CPI Aero
CPI Aero is engaged in the contract production of structural aircraft parts for leading prime defense contractors, the U.S. Air Force and other branches of the armed forces.  In conjunction with its assembly operations, CPI Aero provides engineering, technical and program management services.  Among the key programs that CPI Aero supplies are the A-10 Thunderbolt attack jet, the UH-60 BLACK HAWK helicopter, the Sikorsky S-92 helicopter, the MH-60S mine countermeasure helicopter, the Gulfstream G650, C-5A Galaxy cargo jet, the T-38 Talon jet trainer, and the E-3 Sentry AWACS jet.  CPI Aero is included in the Russell Microcap® Index.

The above statements include forward looking statements that involve risks and uncertainties, which are described from time to time in CPI Aero’s SEC reports, including CPI Aero’s Form 10-K for the year ended December 31, 2008, and Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009.

CPI Aero® is a registered trademark of CPI Aerostructures, Inc.

Contact:
Vincent Palazzolo	Investor Relations Counsel:
Chief Financial Officer	The Equity Group Inc.
CPI Aero	Lena Cati (212) 836-9611
(631) 586-5200	Linda Latman (212) 836-9609
www.cpiaero.com	www.theequitygroup.com

(See Accompanying Tables)

CPI AEROSTRUCTURES, INC.
CONDENSED STATEMENTS OF INCOME

	For the Three Months		For the Year
	Ended December 31,		Ended December 31,
	2009	2008	2009	2008
	(Unaudited)
Revenue	$12,729,858	$ 9,235,576	$43,906,825	$35,588,831
Income before provision for income taxes	2,240,661	1,311,715	5,861,007	3,853,613
Provision for income taxes	681,000	403,000	1,915,000	1,263,000
Net income	$1,559,661	$908,715	$3,946,007	$2,590,613

Earnings per common share – basic	$0.26	$0.15	$0.66	$0.44

Earnings per common share – diluted	$0.25	$0.15	$0.64	$0.42

Shares used in computing earnings per common share:
Basic	6,001,320	5,979,841	5,994,326	5,952,703
Diluted	6,166,605	6,168,447	6,156,628	6,203,789

Balance Sheet Highlights	12/31/09	12/31/08

Cash	$2,224,825	$424,082

Total current assets	51,098,046	41,823,767

Total assets	52,537,131	43,351,506

Total current liabilities	11,979,596	6,688,372

Working capital	39,118,450	35,135,395

Short-term debt	2,836,592	920,668

Long-term debt	1,801,357	2,401,206

Shareholders’ Equity	38,517,714	33,983,150

Total Liabilities and Shareholders’ Equity	$52,537,131	$43,351,506
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